EXHIBIT 77C


         On May 20, 2005, the Fund held its Annual Meeting of Shareholders. The item for vote was the election of one Director on the Board. A quorum of the shares outstanding was present, and the votes passed with a majority of those shares. The results were as follows:

         Proposal -- Election of Directors


                                     SHARES      PERCENTAGE    SHARES WITH   PERCENTAGE
                                     VOTED       OF SHARES     AUTHORITY      OF SHARES
              NAME                    FOR          VOTED       WITHHELD         VOTED
              ----                 ----------   ------------   -----------   -----------
Scott F. Kavanaugh (common vote)   25,596,483      83.12%        739,996       2.40%
Timothy K. Hui (preferred vote)           934      58.38%              0       0.0%
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